Exhibit 99.1

To Our Shareholders and Employees:

On November 9, 2004, we reported a net loss in the quarter of $11.2 million, compared to net income of $6.5 million in the same period last year, resulting in diluted net loss per share of $0.32 compared to diluted net income per share of $0.22 in the same period last year.  Adjusted net income for the quarter was $3.7 million compared to $8.1 million in the same period last year.  Adjusted net income per share in the quarter was $0.11 compared to $0.27 in the same period last year.

Results in the quarter were adversely affected by Hurricane Frances, which passed just to the north of Paradise Island.  This hurricane, as well as the effects of the subsequent hurricanes and tropical storms that hit the state of Florida, negatively impacted business in the week preceding Labor Day and in the weeks thereafter, resulting in lower overall business levels in September.  The month of September is traditionally our slowest month of the year.  Atlantis, Paradise Island remained open throughout the storms.

In the quarter, costs associated with Hurricane Frances were $4.6 million, which primarily consisted of clean up and repair costs and complimentary goods and services to guests of $3.4 million and a loss on damaged assets of $1.2 million.  These expenses, which amount to $0.13 per share, are included as adjusting items in the accompanying Reconciliation of Adjusted Net Income to GAAP Net Income.  In addition, we estimate that the short-term business interruption associated with hurricanes resulted in lower net income of $6.8 million, or $0.20 per share, in the quarter.  While we have an all-risk insurance policy that covers these types of losses, the total amount of loss was less than the deductible under the policy.

We experienced strong business levels at Atlantis, Paradise Island in July and August as the property achieved an average occupancy of 92%.  September was affected by the unusual hurricane activity; however our booking activity and call volumes have come back strongly in the month of October and operating trends have been very positive.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $106.5 million and $23.4 million, respectively, as compared to $114.8 million and $29.9 million in the same period last year.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $173 as compared to $177, representing a 2% decrease over the same period last year.  In the quarter, Atlantis achieved an average occupancy of 77% and a $225 average daily room rate (“ADR”), which compared to an average occupancy of 79% and an ADR of $225 in the same period last year.

Call volume and the level of bookings have steadily improved since the start of October.  As compared to the prior year, September calls handled by our reservation center and net bookings decreased by 16% and 44%, respectively, primarily as a result of the storms that affected The Bahamas and Florida.  For the month of October, calls handled and net bookings increased by 28% and 34%, respectively, over the prior year.

In the Atlantis Casino, the largest casino in the Caribbean market, table drop in the third quarter declined by 14% over the same period last year.  For the quarter, slot volume increased by 2% over the same period last year; however, slot win decreased by 8% as a result of a lower slot hold due to a different mix of machines.

As part of the Phase III expansion, we have continued construction of Marina Village, a 65,000 square foot project, which includes four new restaurants and retail space around the Atlantis Marina.  We have also continued construction of the 116 two- and three-bedroom units to be developed in the second phase of the timeshare development at Harborside at Atlantis, a joint venture between us and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”). These two elements of the expansion are expected to be completed by the third quarter of 2005.  The Phase III project scope continues to include a third timeshare phase, consisting of approximately 200 units.  We plan to develop this third phase in collaboration with Starwood and expect to commence development once the joint venture has sold 75% of the second phase.

Planning with respect to the other parts of the Phase III expansion continues.  We have until December 31, 2004 to determine in our discretion whether to proceed with the remaining elements of the Phase III expansion that we have not commenced.  Our determination will depend on the assessment of many factors, including global economic and political conditions, the regional competitive environment, financing and the Government of The Bahamas’ proceeding with its commitments under the Heads of Agreement.

Atlantis, The Palm, Dubai

We, along with our partner, Istithmar PJSC (“Istithmar”), are in the process of obtaining financing from a syndicate of banks for a $700 million term loan facility that will enable the joint venture to commence construction of Atlantis, The Palm, a 2,000-room destination resort to be located on The Palm, Jumeirah.  The development cost of the project is estimated at $1.1 billion.  Our equity commitment to this project is $100 million, with the joint venture’s total equity capital commitment equaling $400 million.

We have entered into (1) a long-term management agreement with the joint venture that entitles us to receive a fixed percentage of the revenue and gross operating profit generated by Atlantis, The Palm and (2) a development agreement that entitles us to receive $20 million and reimbursement of certain expenses over the development period.

Development planning is underway in anticipation of construction, which is expected to commence in the first quarter of 2005 and be completed towards the end of 2007.  This project is subject to various closing conditions, completion of the term loan facility and all requisite governmental consents.

Gaming

Connecticut

In the quarter, results for our Gaming segment were primarily derived from Mohegan Sun, which reported record third quarter slot revenue of $222.1 million, an increase of 4% over the same period last year.  Slot win per unit per day was $386 for the quarter, a 1% increase over the same period last year.  In the quarter, Mohegan Sun’s share of the Connecticut slots market was 50%.

Trading Cove Associates (“TCA”), an entity 50%-owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun under a relinquishment agreement between TCA and the Mohegan Tribe.  We recorded income from TCA of $9.8 million in the quarter as compared to the $9.5 million earned in the same period last year.

BLB Investors, L.L.C.

We announced in July that BLB Investors, L.L.C.’s (“BLB”) previous offer to acquire Wembley plc (“Wembley”), a London Stock Exchange-listed company that owns gaming and racetrack operations in the United States as well as race tracks in the United Kingdom, had lapsed.  BLB, a joint venture comprised of us and affiliates of Starwood Capital Group, L.L.C. and Waterford Group, L.L.C., was formed for the purpose of acquiring the outstanding shares of Wembley.  BLB owns a 22.2% stake in Wembley and is committed to working with Wembley to maximize shareholder value.  We own 37.5% of BLB.

In the quarter, we recorded an equity loss in BLB of $1.9 million, which consisted of $1.0 million in dividend income less $2.9 million of transaction costs incurred in connection with the joint venture’s intended acquisition of Wembley.  In addition, we recorded a $7.3 million reduction to our investment and a corresponding reduction to shareholders’ equity.  This unrealized loss reflects the change in fair value of our share of Wembley’s stock held by BLB and is classified as other comprehensive loss, a separate component of shareholders’ equity.

One&Only Resorts

In our One&Only Resorts segment, we reported net revenue of $19.9 million and an EBITDA loss of $2.9 million in the quarter compared to net revenue of $8.9 million and an EBITDA loss of $2.3 million in the same period last year.  Results in the quarter included $6.5 million and $2.5 million of net revenue and EBITDA loss, respectively, from the One&Only Palmilla, whose results have been consolidated pursuant to the our adoption of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”) beginning January 1, 2004.

The One&Only Ocean Club posted a 13% increase in ADR mainly driven by the successful introduction of its three luxury villas launched at the end of the second quarter.  However, the property experienced lower occupancy in the quarter as a result of Hurricane Frances.  The resort achieved an average occupancy of 71% and ADR of $636 in the quarter compared to an average occupancy of 82% and ADR of $563 in the same period last year.  As a result of Hurricane Frances, the property closed for eleven days before reopening on a fully operational basis.

At the end of the quarter, The One&Only Palmilla, which is owned by a 50/50 joint venture between us and Goldman Sachs Emerging Markets Real Estate Fund, had outstanding debt that included $85.9 million owed primarily to a syndicate of banks.  We had also advanced on a subordinated basis to the joint venture $14.5 million with respect to completion loans related to the redevelopment of the property.  The joint venture is currently negotiating a $110 million refinancing of the entirety of the bank and subordinated debt.  This new facility is expected to close by the end of this year.  Upon closing, our guarantee of $46.5 million related to the existing facility will be terminated.  Closing is subject to the completion of binding documentation and other customary conditions.

Income Taxes

In the quarter, we recognized income tax expense of $1.0 million, which represents U.S. federal, state and foreign income tax expense.  In the quarter, we paid cash taxes of approximately $0.6 million.

Liquidity

In the quarter, we executed the following financing initiatives to strengthen our capital structure:

•                  Sold 3.0 million Ordinary Shares at a price of $51.25 per share to Istithmar, resulting in gross proceeds of $153.8 million.  As a part of Istithmar’s overall investment in us, Istithmar also entered into purchase agreements with two of our shareholders to purchase an aggregate of 1.5 million Ordinary Shares at $47.50 per share, the market price at the time the purchase agreements were executed.  These secondary sales closed simultaneously with Istithmar’s purchase of primary shares from us.  Accordingly, the average price per share paid by Istithmar for its aggregate acquisition of 4.5 million Ordinary Shares was $50.

•                  Completed an equity offering in The Bahamas of approximately 4.3 million Bahamian Depositary Receipts, backed by approximately 0.4 million Ordinary Shares that resulted in net proceeds of approximately $19.0 million.

•                  Increased the capacity of our Revolving Credit Facility from $253.5 million to $500.0 million.

At the end of the quarter, we held $362.9 million in cash and cash equivalents, short-term investments and restricted cash.  This amount consisted of $156.4 million in cash and cash equivalents, $204.1 million in short-term investments and $2.3 million in restricted cash.  Total interest-bearing debt at the end of the quarter was $717.0 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, and $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

Pursuant to FIN 46R, total cash and cash equivalents and debt included cash and cash equivalents of $3.3 million, including $1.9 million of restricted cash, and total debt of $85.9 million associated with the One&Only Palmilla.  Interest expense in the quarter also included $1.5 million related to the One&Only Palmilla.

At the end of the quarter, our Revolving Credit Facility was undrawn.  We currently have approximately $500 million in availability under the amended Revolving Credit Facility.  In determining the credit statistics used to measure compliance with our financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla are excluded.

In the quarter, we incurred $47.7 million in capital expenditures, comprised mainly of Paradise Island related expenditures and $2.1 million from the One&Only Palmilla.  Total capital expenditures included capitalized interest of $1.2 million.  In the fourth quarter of 2004, we anticipate we will spend between $40 million and $45 million in capital expenditures, mainly on Paradise Island.

In the quarter, we advanced an additional $21.0 million in the form of mezzanine financing related to the development of the One&Only Reethi Rah, our second managed resort in the Maldives, which is expected to be completed by the second quarter of 2005.  We expect to fund approximately $10 million in the fourth quarter of 2004 related to this development.

In the quarter, we invested $6.7 million in the joint venture for Atlantis, The Palm.  We expect to fund this joint venture with approximately $10 million in the fourth quarter of 2004.

As of September 30, 2004, shareholders’ equity was $1,097.6.0 million and we had approximately 35.4 million Ordinary Shares outstanding.

Other Matters

During the quarter, we recognized a $7.3 million impairment loss on undeveloped real estate in Atlantic City as these assets were written down to fair value less estimated costs to sell.  This amount is included in the accompanying Reconciliation of Adjusted Net Income to GAAP Net Income.

Effective January 1, 2004, we adopted FIN 46R, which requires variable interest entities to be consolidated if certain criteria are met.  Under FIN 46R, we have determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated.  The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004; however, it had no impact on consolidated net income or net income per share.

/s/ Sol Kerzner	/s/ Butch Kerzner
Sol Kerzner	Butch Kerzner
Chairman of the Board	Chief Executive Officer
November 9, 2004	November 9, 2004
Paradise Island, The Bahamas	Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties which are described in our public filings with the U.S. Securities and Exchange Commission.

Kerzner International Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	September 30, 2004	December 31, 2003
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$156,384	$60,232
Restricted cash	2,342	1,445
Short-term investments	204,146	—
Trade receivables, net	24,364	38,397
Due from affiliates	17,779	13,949
Inventories	14,117	10,418
Prepaid expenses and other assets	28,188	15,360
Total current assets	447,320	139,801

Property and equipment, net	1,338,465	1,154,004
Due from affiliates - non-current	82,047	34,842
Deferred tax asset, net	11,586	10,473
Deferred charges and other assets, net	44,135	33,656
Investments in associated companies	105,216	83,152
Total assets	$2,028,769	$1,455,928

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$4,210	$304
Accounts payable and accrued liabilities	140,928	172,233
Capital creditors	6,914	4,639
Total current liabilities	152,052	177,176

Deferred revenue	20,185	14,652
Other long-term liabilities	6,445	7,290
Long-term debt, net of current maturities	725,096	417,220
Total liabilities	903,778	616,338

Minority interest	27,357	—

Shareholders’ equity	1,097,634	839,590
Total liabilities and shareholders’ equity	$2,028,769	$1,455,928

Kerzner International Limited

Condensed Consolidated Statements of Operations

(Amounts in thousands except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003 (1)	2004	2003 (1)
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$116,801	$117,679	$443,949	$404,132
Less: promotional allowances	(4,406)	(5,014)	(17,285)	(17,870)
Net casino and resort revenues	112,395	112,665	426,664	386,262
Tour operations	11,068	8,645	35,140	30,190
Management, development and other fees	3,717	2,402	12,790	7,674
Other	921	1,338	2,940	3,715
	128,101	125,050	477,534	427,841
Expenses:
Casino and resort expenses	68,545	65,116	226,080	204,077
Tour operations	9,663	7,403	29,565	25,474
Selling, general and administrative	29,532	24,527	91,486	76,704
Corporate expenses	7,536	8,134	26,751	23,926
Depreciation and amortization	14,811	13,904	44,398	41,537
Hurricane related expenses	3,426	—	3,426	—
Insurance recovery	—	—	—	(2,819)
Pre-opening expenses	—	—	3,258	—
Loss (gain) on damaged assets	1,194	—	1,194	(2,514)
Impairment of Atlantic City land	7,303	—	7,303	—
	142,010	119,084	433,461	366,385

Income (loss) from operations	(13,909)	5,966	44,073	61,456

Relinquishment fees - equity earnings in TCA (1)	9,066	9,455	26,833	26,581

Other income (expense):
Interest income	1,442	615	2,832	2,635
Interest expense, net of capitalization	(9,504)	(7,113)	(26,597)	(21,917)
Equity in earnings (losses) of associated companies, net	(481)	(1,382)	6,685	122
Other, net	208	(627)	635	(561)
Other expense, net	(8,335)	(8,507)	(16,445)	(19,721)

Income (loss) from continuing operations before income taxes and minority interest	(13,178)	6,914	54,461	68,316
Provision for income taxes	(992)	(64)	(1,473)	(370)
Minority interest	2,972	(133)	6,774	(662)

Income (loss) from continuing operations	(11,198)	6,717	59,762	67,284
Income (loss) from discontinued operations, net of income tax effect	—	(204)	—	1,305

Net income (loss)	$(11,198)	$6,513	$59,762	$68,589

Diluted net income (loss) per share:
Income (loss) from continuing operations	$(0.32)	$0.22	$1.81	$2.29
Income from discontinued operations, net of income tax effect	—	—	—	0.05
	$(0.32)	$0.22	$1.81	$2.34

Weighted average number of shares outstanding - diluted	34,791	30,075	32,997	29,323

(1)     Relinquishment fees - equity earnings in TCA have been restated by $0.2 million for the nine months ended September 30, 2003 in connection with the restatement of TCA’s financial statements, as described in our 2003 Form 20-F. These amounts have also been reclassified from income (loss) from operations. In addition, certain other amounts have been reclassified to conform to the current period presentation.

Kerzner International Limited

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended Ended September 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(11,198)	$6,513	$59,762	$68,589
Depreciation and amortization	14,811	13,904	44,398	41,537
Amortization of debt issuance costs and premiums	912	301	2,252	914
Impairment of Atlantic City land	7,303	—	7,303	—
Recognition of deferred compensation expense	421	—	1,172	—
(Gain) loss on disposition of fixed assets	(4)	248	570	371
Loss on sale of notes receivable	—	775	—	775
Equity in (earnings) losses from associated companies, net of dividends received	4,589	(498)	(2,594)	(10,014)
Minority interest - Palmilla JV, LLC	(2,859)	—	(6,543)	—
(Income) loss from discontinued operations, net of income tax effect	—	204	—	(1,305)
Provision for doubtful receivables	733	154	2,590	741
Deferred income tax benefit	(462)	(3,627)	(6,083)	(8,966)
Net change in working capital accounts	(4,927)	(9,842)	(15,028)	4,962
Net change in other balance sheet accounts:
Due from affiliates	(4,930)	(170)	(5,355)	(314)
Deferred charges and other assets	2,464	(371)	1,165	(584)
Deferred revenue	3,326	(858)	5,533	(2,518)
Other long-term liabilities	252	1,399	326	2,550
Loss (gain) on damaged assets	1,194	—	1,194	(2,514)
Other	(229)	—	(250)	—
Net cash provided by operating activities	11,396	8,132	90,412	94,224

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	(27,329)	(16,425)	(81,645)	(29,000)
Purchase of short-term investments	(129,505)	—	(204,309)	—
Acquisition of equity interest in BLB Investors, LLC	(10)	—	(47,369)	—
Acquisition of equity interest in Kerzner Istithmar Limited	(6,978)	—	(17,378)	—
Advances to affiliates, net	(21,213)	(5,000)	(42,650)	(8,503)
Cash resulting from the initial consolidation of Palmilla JV, LLC	—	—	7,047	—
Deferred contract acquisition costs	(1,000)	(320)	(3,874)	(963)
Deposit and purchase of land and casino license	—	(4,030)	—	(6,137)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	(20,419)	—	(26,721)	—
Net proceeds from sale of fixed assets	11	49	208	221
Acquisition of tour operator, net of cash acquired	—	—	—	1,384
Repayment of notes receivable	—	12,378	—	13,409
Deposits received	—	1,250	—	1,250
Sale of debt and equity interest in the One&Only Kanuhura	—	—	—	1,464
Net cash used in investing activities	(206,443)	(12,098)	(416,691)	(26,875)

Cash flows from financing activities:
Proceeds from issuance of convertible debt	—	—	230,000	—
Borrowings	—	15,600	5,000	19,600
Repayment of debt	(393)	(15,669)	(6,401)	(91,824)
Debt issuance and modification costs	(4,487)	(13)	(11,155)	(123)
Proceeds from exercise of stock options	5,195	7,363	32,588	11,303
Net proceeds from the issuance of ordinary shares	153,366	—	153,366	—
Net proceeds from the issuance of Bahamian Depository Receipts	19,033	—	19,033	—
Repurchase of ordinary shares	—	(408)	—	(408)
Net cash provided by (used in) financing activities	172,714	6,873	422,431	(61,452)

Net increase (decrease) in cash and cash equivalents	(22,333)	2,907	96,152	5,897
Cash and cash equivalents at beginning of period	178,717	37,002	60,232	34,012
Cash and cash equivalents at end of period	$156,384	$39,909	$156,384	$39,909

Kerzner International Limited

Reconciliation of Adjusted Net Income to GAAP Net Income

(Amounts in thousands, except per share data)

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2004		2003		2004		2003
	$	EPS	$	EPS	$	EPS	$	EPS

Adjusted net income (1)	$3,666	$0.11	$8,074	$0.27	$73,867	$2.24	$64,579	$2.20
Hurricane related expenses (2)	(3,426)	(0.10)	—	—	(3,426)	(0.10)	—	—
Insurance recovery (3)	—	—	—	—	—	—	2,819	0.10
Pre-opening expenses (4)	—	—	(1,165)	(0.05)	(1,827)	(0.06)	(1,877)	(0.06)
(Loss) gain on damaged assets (3)	(1,194)	(0.03)	—	—	(1,194)	(0.04)	2,514	0.09
Equity loss and related expenses (5)	(2,941)	(0.09)	—	—	(4,399)	(0.13)	—	—
Share of income (loss) from remediation at Harborside (6)	—	—	(192)	—	4,044	0.12	(751)	(0.03)
Impairment of Atlantic City land (7)	(7,303)	(0.21)	—	—	(7,303)	(0.22)	—	—
Income (loss) from discontinued operations, net of income tax effect (8)	—	—	(204)	—	—	—	1,305	0.04
Net income (loss) (9)	$(11,198)	$(0.32)	$6,513	$0.22	$59,762	$1.81	$68,589	$2.34

(1)   Adjusted net income is defined as net income before hurricane related expenses, insurance recovery, pre-opening expenses, (loss) gain on damaged assets, equity loss and related expenses, share of income (loss) from remediation at Harborside, impairment of Atlantic City land and income (loss) from discontinued operations, net of income tax effect.

Adjusted net income is presented to assist investors in analyzing our performance.  Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results.  This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of our overall financial performance.  Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than income from continuing operations calculated in accordance with U.S. GAAP.

(2)   Hurricane related expenses primarily consist of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances at our Paradise Island properties.

(3)   Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim.  Gain on damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.  Loss on damaged assets represents the write-off of assets damaged during Hurricane Frances.

(4)   Pre-opening expenses for the nine months ended September 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion.  Pre-opening expenses for the nine months ended September 30, 2004 also include our 50% share of the One&Only Palmilla’s grand reopening event held in February 2004. These amounts are included within pre-opening expenses in the accompanying Condensed Consolidated Statements of Operations for the 2004 periods pursuant to our adoption of FIN 46R on January 1, 2004. Pre-opening expenses incurred during the quarter and nine months ended September 30, 2003 represent our share of pre-opening expenses related to the One&Only Palmilla’s major expansion, which spanned nine months from April 1, 2003 to January 2, 2004. These amounts are included as a component of equity in earnings (losses) of associated companies, net in the accompanying Condensed Consolidated Statements of Operations for the 2003 periods.

(5)   For the quarter and nine months ended September 30, 2004, we recorded $2.9 million and $4.4 million, respectively, in equity losses and related expenses associated with our 37.5% investment in BLB.  These losses are related to our share of transaction costs incurred in connection with BLB’s intended acquisition of Wembley.  Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the nine months ended September 30, 2004.  The foreign currency exchange losses are included within corporate expenses in the accompanying Condensed Consolidated Statements of Operations.

(6)   We recorded income (loss) for our share of remediation related to Harborside at Atlantis (“Harborside”), our 50%-owned time share property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001.  In the second quarter of 2004, we recorded our share of an insurance recovery realized by Harborside related to the final settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred.  These amounts are included in equity in earnings (losses) of associated companies, net in the accompanying Condensed Consolidated Statements of Operations.

(7)   We recorded a loss on the impairment of undeveloped real estate in Atlantic City based on its estimated fair value less costs to sell.

(8)   We discontinued the operations of our online gaming subsidiary, Kerzner Interactive Limited, in the first quarter of 2003.

(9)   Net income (loss) has been restated by $0.2 million for the nine months ended September 30, 2003 in connection with the restatement of TCA’s financial statements, as described in our 2003 Form 20-F. In addition, certain amounts have been reclassified to conform to current period presentation.

Kerzner International Limited

Reconciliation of EBITDA to GAAP Net Income

(Amounts in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003	2004	2003

EBITDA (1)	$24,351	$29,300	$137,525	$126,991
Hurricane related expenses	(3,426)	—	(3,426)
Insurance recovery	—	—	—	2,819
Depreciation and amortization	(14,811)	(13,904)	(44,398)	(41,537)
Pre-opening expenses	—	(1,165)	(3,258)	(1,877)
Equity loss and related expenses	(2,941)	—	(4,399)	—
(Loss) gain on damaged assets	(1,194)	—	(1,194)	2,514
Impairment of Atlantic City land	(7,303)	—	(7,303)	—
Other expense, net	(8,335)	(8,507)	(16,445)	(19,721)
Equity in earnings (losses) of associated companies, net	481	1,382	(6,685)	(122)
Share of income (loss) from remediation at Harborside	—	(192)	4,044	(751)
Provision for income taxes	(992)	(64)	(1,473)	(370)
Minority interest	2,972	(133)	6,774	(662)
Income (loss) from discontinued operations, net of income tax effect	—	(204)	—	1,305
Net income (loss)	$(11,198)	$6,513	$59,762	$68,589

(1)          EBITDA is defined as net income before hurricane related expenses, insurance recovery, depreciation and amortization, pre-opening expenses, equity loss and related expenses, (loss) gain on damaged assets, impairment of Atlantic City land, other expense, net (excluding equity earnings (losses) before share of income (loss) from remediation at Harborside and our share of the One&Only Palmilla pre-opening expenses), provision for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because we believe it provides useful information to investors.  This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of our overall financial performance. Our method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts for the 2003 periods have been reclassified to conform to current period presentation.